Exhibit 99.1

Short-term Note

(“Agreement”)

dated as of August 19, 2022

and entered into by and among

Lenders

Persons listed in Annex A

(hereinafter each a “Lender”
and collectively the “Lenders”)

and

Borrower

NLS Pharmaceutics AG
The Circle 6
8058 Zürich
Switzerland

(hereinafter the “Borrower” and the “Company”)

(the Lenders and the Borrower each a “Party” and collectively the “Parties”)

regarding

unsecured short-term loan

Table of Contents

1.	Definitions	2
2.	Loan	2
3.	Lenders’ Rights and Obligations	2
4.	No Joint and several liability	2
5.	Coupon	3
6.	Disbursements	3
7.	Term and Repayment	3
8.	Conversion	3
8.1	Voluntary Conversion	3
8.2	General Provisions	4
9.	Security	4
10.	Warrant Coverage	5
10.1	Granting of Warrants	5
10.2	Exercise Period	5
10.3	Exercise of Warrants	5
11.	Miscellaneous	5
11.1	Most-Favoured Nation Clause	5
11.2	Confidentiality	5
11.3	Successors and Assigns	6
11.4	Notices	6
11.5	Entire Agreement	6
11.6	Severability	6
11.7	Amendments	6
11.8	Disclaimer	6
11.9	Form Requirements	6
11.10	Representations and Warranties.	7
12.	Applicable Law and Jurisdiction	7

i

Preamble

A.	The Borrower is organized in the form of a Swiss stock corporation (Aktiengesellschaft) registered with the commercial register of the Canton of Zurich under the number CHE-447.067.367.

B.	The Lenders intend to support the continuation of the Borrower’s business activity by granting to the Borrower loans, subject to the terms and conditions of this Agreement.

C.	Subject to the terms and conditions set forth in this Agreement and pursuant to Section 4(a)(2) of the Securities Act and Rule 506(b) of Regulation D and Rule 903 of Regulation S promulgated thereunder, the Borrower desires to issue and sell to each Lender, and each Lender, severally and not jointly, desires to purchase from the Borrower, securities of the Borrower as more fully described in this Agreement.

Based on the foregoing, the Parties agree as follows:

1.	Definitions

Capitalized terms used in this Agreement shall have the meaning as set forth in Annex 1.

2.	Loan

Subject to the terms and conditions of this Agreement, the Lenders hereby grant to the Borrower a loan (each a “Loan” and together the “Loans”) in the aggregate amount of up to USD 1’530’000.00 (the “Principal Amount”).

Each Lender grants a Loan with an amount as further specified in Annex A beside such Lenders’ name.

3.	Lenders’ Rights and Obligations

The rights of each Lender under or in connection with the Agreement are separate and independent rights and any debt arising under the Agreement or in connection therewith to a Lender from the Borrower shall be a separate and independent debt. Each Lender may, except as otherwise provided in this Agreement, separately enforce its rights under the Agreement or in connection therewith, independent of any other Lender.

The same applies mutatis mutandis for the Warrants and the Warrant Shares as set forth in Section 10.

4.	No Joint and several liability

No obligation entered into by the Lenders under this Agreement shall be construed as a joint and several liability of the Lenders and the Lenders explicitly waive any joint and several liability (Ausschluss der Solidarhaftung). Each Lender shall only be liable to contribute to the payment of its Loan in proportion as set forth in Section 2 above. No Lender will be liable for any obligation of another Lender. Each Lender shall accordingly be solely and independently responsible for its own obligations under this Agreement.

5.	Coupon

A coupon shall apply on the Principal Amount at a coupon rate of 10% per annum and be calculated on the basis of the actual number of days elapsed and assuming a 365-day year, from and including the relevant value date of the Loan.

The coupon becomes due and payable (i) on the date of a Conversion or (ii) the date on which repayment is otherwise mandated under this Agreement, whichever occurs earlier.

6.	Disbursements

Each Lender shall pay its Loan as further specified in Annex A beside such Lenders’ name on or before August 24, 2022 to the following bank account:

Bank:	UBS Switzerland AG, 8098 Zurich, Switzerland

Account Name:	NLS Pharmaceutics AG, 8058 Zurich, Switzerland

Account Number:	0206 00196654.62 Y

IBAN:	CH66 0020 6206 1966 5462 Y

BIC:	UBSWCHZH80A

The Borrower will, within 5 days after receipt of the Loans, confirm to each Lender that the Loans have been credited on such bank account and that the Borrower owes the relevant amount of the Loans to each Lender.

7.	Term and Repayment

Subject to Conversion (Section 8), the Loans granted hereunder are granted for a fixed period of time of 90 days following the date first written above on the cover page (i.e., November 17, 2022) (the “Maturity Date”).

Unless otherwise provided for in this Agreement, the Loan Balance shall become due and payable without further notice on the Maturity Date to the bank account provided by each Lender to the Borrower.

The individual Loan Balance of each Lender may not be repaid by the Borrower without the consent of the respective Lender.

8.	Conversion

8.1	Voluntary Conversion

The Loan Balance may be converted into Conversion Shares at the discretion of each respective Lender simultaneously with the next Qualified Equity Financing Round before the Maturity Date or immediately prior to a Change of Control before the Majority Date.

The number of Conversion Shares issuable upon such Conversion shall be determined by di-viding the Loan Balance of each respective Lender by the applicable Conversion Price.

No Lender has the right to exercise its conversion right at any time other than the events specified in this Section 8.1.

8.2	General Provisions

Each Lender hereby undertakes to take all such actions as may be reasonably necessary or appropriate in order to implement the Conversion, in particular to subscribe for the respective number of Conversion Shares and to pay the relevant subscription price by setting off the relevant Loan Balance.

The Borrower shall procure, to the extent legally permissible, that the rights of the Lender under this Section 8 are fully honored. The Borrower shall accept each respective Lender as new shareholder of the Borrower with voting rights and will not claim any restriction on transferability of shares on the grounds of the articles of association of the Borrower (Statuten) or for any other reasons. The Borrower undertakes to disclose to each Lender all information necessary to ensure that such Lender can ascertain in due course the proper calculation of the Conversion Price. To the extent required for the implementation of the Conversion, the Borrower shall use best efforts to procure that the shareholders of the Borrower waive their subscription rights in order to allow for the respective Lender to become a shareholder of the Borrower according to the terms of this Agreement.

Each Lender understands and acknowledges that for the conversion of the Loan Balance thereon into shares of the Borrower, such share capital increase may not be authorized by the Borrower at that given time. However, the Borrower will take all reasonable measures in order to take such corporate actions and obtain all authorizations and consents necessary to authorize and issue such shares to ensure that the respective Lender can enforce their conversion right under this Agreement.

Each Lender and the Borrower agrees that once the respective Loan Balance has been converted as provided in this Section 8, all claims under this Agreement between the respective Lender and the Borrower shall be deemed to have been mutually settled, except for the claims in connection with the Warrant Coverage set forth in Section 10.

If the Borrower at any time or from time to time after the date of this Agreement effects a share split, subdivision or consolidation of Shares, the Conversion Price and/or other terms of the Conversion shall be adjusted so that the number of Conversion Shares will reflect such effects without detriment to each Lender.

9.	Security

The Loan shall not be secured.

10.	Warrant Coverage

10.1	Granting of Warrants

The Borrower will grant on the date first written above to each Lender the right to purchase shares of the Borrower in form of options (such options referred to hereafter as the “Warrants”). The exact number of Warrants granted to each Lender by the Borrower shall be calculated in accordance with Annex 10.1a.

For the purpose of issuing the Warrants to the Lenders, the Borrower shall execute and deliver a warrant confirmation to each Lender in the form materially attached hereto in Annex 10.1b (“Warrant Confirmation”) within 5 Business Days following the date first written above.

10.2	Exercise Period

After the execution of this Agreement each Lender has the right, but not the obligation, to exercise all of its Warrants (but not less than all) at any time prior to 24 months following the execution of this Agreement (“Exercise Period”).

The Warrants not exercised on or before 24 months following the execution of this Agreement will expire by the lapse of time and shall automatically be forfeited by the respective Lender and the Borrower shall have no further obligation with respect to such Warrants to the respective Lender.

Such shares granted to each Lender upon the voluntary exercise of the Warrants shall be referred to hereafter as the “Warrant Shares”.

10.3	Exercise of Warrants

The Warrants shall be exercisable in whole (but not in part). If a Lender exercises its rights in relation to the Warrants in accordance with Section 10.2, the Warrants shall be exercisable by delivering to the Company a written notice, in the form set out in Annex 10.3 (“Exercise Notice”).

Each Lender shall pay to the bank account of the Company as provided by the Company (“Company Bank Account”) the Exercise Price multiplied by the number of Warrants (“Aggregate Exercise Price”) within 10 days following delivery of the Exercise Notice to the Company. Each Lender may not set-off the Exercise Price against any other claims it may have against the Company.

The corresponding number of Warrant Shares to be allotted upon the exercise of the Warrants shall be issued to each Lender as soon as reasonably possible out of the Company’s available authorized share capital or any other way at the full discretion of the Company.

11.	Miscellaneous

11.1	Most-Favoured Nation Clause

The Borrower shall not agree with any subsequent lender on loan terms that are more favorable for the respective lender than the ones agreed with the Lenders herein, unless such amendments are agreed in writing through a document duly signed by the affirmative vote of Lenders representing 2/3 of the outstanding Loans (with effect for all Lenders) and the Company.

11.2	Confidentiality

The existence as well as the terms and conditions of this Agreement, and any information exchanged among the Parties during the due diligence and the negotiation of the transactions contemplated by this Agreement (collectively “Confidential Information”), shall be kept strictly confidential by each Party. The Parties shall neither use in any form nor disclose to any third party any Confidential Information unless explicitly authorized by this Agreement. The non-disclosure obligation shall not apply to any disclosure of Confidential Information required by law or regulations. Nothing herein shall restrict the Company from granting third parties customary due diligence access for purposes of financial, commercial, strategic or similar transactions based on appropriate non-disclosure and non-use agreements.

11.3	Successors and Assigns

This Agreement shall be binding upon and shall inure to the benefit of the Parties and their respective permitted successors and assigns, provided, however, that neither Party shall be entitled to assign or transfer any of the rights or obligations hereunder to any other party.

11.4	Notices

All notices and other communications made or to be made under this Agreement shall be given in writing or electronic form and be delivered by post, courier or email to the addresses indicated on the cover sheet or Annex A, unless otherwise notified by a Party.

11.5	Entire Agreement

This Agreement constitutes the entire agreement among the Parties with respect to the subject matter hereof and supersedes any agreement or understanding with respect to the subject matter hereof that may have been concluded between the Borrower and the Lender prior to the date of this Agreement.

11.6	Severability

If at any time any provision of this Agreement or any part thereof is or becomes invalid or unenforceable, then neither the validity nor the enforceability of the remaining provisions or the remaining part of the provision shall in any way be affected or impaired thereby. The Parties agree to replace the invalid or unenforceable provision or part thereof by a valid or enforceable provision, which shall best reflect the Parties’ original intention and shall to the extent possible achieve the same economic result.

11.7	Amendments

The Parties acknowledge and agree that this Agreement may be amended by an instrument signed by all Parties.

11.8	Disclaimer

The Lenders hereby acknowledge that the Borrower is not subject to oversight by the Swiss Financial Market Supervisory Authority FINMA and the Loan is not protected by the deposit protection rules pursuant to Art. 37h et seq. SBA.

11.9	Form Requirements

This Agreement may be executed and amended in writing or in electronic form (such as Skribble, DocuSign or AdobeSign, or which contains an electronic scan of the signature) and be delivered by post, courier or email; the counterpart so executed and delivered shall be deemed to have been duly executed and validly delivered and be valid and effective for all purposes.

11.10	Representations and Warranties.

11.10.1	Lender Status

At the time such Lender was offered the securities, it was, and as of the date hereof it is, and on each date on which it exercises any Warrants, it will be a “non-US person” as defined in Regulation S (“Regulation S”) as promulgated under the Securities Act and/or an “accredited investor” as defined in Rule 501(a)(1), (a)(2), (a)(3), (a)(7) or (a)(8) under the Securities Act.

11.10.2	Experience of Such Lender

Such Lender, either alone or together with its representatives, has such knowledge, sophistication and experience in business and financial matters so as to be capable of evaluating the merits and risks of the prospective investment in the securities, and has so evaluated the merits and risks of such investment. Such Lender is able to bear the economic risk of an investment in the securities and, at the present time, is able to afford a complete loss of such investment. Such Lender acknowledges that as of the date hereof, the Company has very limited financial resources, and thus an investment in the securities is subject to significant risk.

11.10.3	Access to Information

Such Lender acknowledges that it has had the opportunity to review the transaction documents (including all annexes thereto) and the SEC Reports and has been afforded (i) the opportunity to ask such questions as it has deemed necessary of, and to receive answers from, representatives of the Company concerning the terms and conditions of the offering of the securities and the merits and risks of investing in the securities; (ii) access to information about the Company and its financial condition, results of operations, business, properties, management and prospects sufficient to enable it to evaluate its investment; and (iii) the opportunity to obtain such additional information that the Company possesses or can acquire without unreasonable effort or expense that is necessary to make an informed investment decision with respect to the investment.

11.10.4	Additional Representations and Warranties of Accredited Investors

Each Lender indicating that such Lender is an accredited investor on its signature page to this Agreement, severally and not jointly, shall complete the Accredited Investor Questionnaire set forth on Annex 11.10.4.

11.10.5	Additional Representations and Warranties of Non-U.S. Persons

Each Lender indicating that it is not a U.S. person on its signature page to this Agreement, severally and not jointly, shall complete the Regulation S Investor Questionnaire set forth on Annex 11.10.5.

12.	Applicable Law and Jurisdiction

This Agreement shall in all respects be governed by and construed in accordance with Swiss law under the exclusion of its private international law provisions and international treaties.

Any dispute, controversy or claim arising out of, or in relation to, this Agreement, including the validity, invalidity, breach, or termination thereof, shall be subject to the exclusive jurisdiction of the courts of the Canton of Zurich, the venue being 1, Switzerland.

* * * * *

[Signature pages to follow]

Lender 1

Ronald Hafner

U.S. Domestic Investor (please check): ______

Non-U.S. Investor (please check): ______

Lender 2

Michael Stein

U.S. Domestic Investor (please check): ______

Non-U.S. Investor (please check): ______

Lender 3

Jürgen Bauer

U.S. Domestic Investor (please check): ______

Non-U.S. Investor (please check): ______

Lender 4

Maria Nayvalt

U.S. Domestic Investor (please check): ______

Non-U.S. Investor (please check): ______

Lender 5

Gian-Marco Rinaldi

U.S. Domestic Investor (please check): ______

Non-U.S. Investor (please check): ______

NLS Pharmaceutics AG as Borrower and Company

Name: Function:	Name: Function:

Annexes:

Annex A:	List of Lenders
Annex 1:	Definitions
Annex 10.1a:	Calculation Example
Annex 10.1b:	Form Warrant Confirmation
Annex 10.3:	Form Exercise Notice
Annex 11.10.4:	U.S. ACCREDITED INVESTOR QUESTIONNAIRE
Annex 11.10.5:	REGULATION S INVESTOR QUESTIONNAIRE

Annex A

List of Lenders

No.	Name	Address	Loan (USD)
1	Ronald Hafner	Weinbergstrasse 72	350,000.00
		8703 Erlenbach
		Switzerland

2	Michael Stein	Unter den Reben 5	350,000.00
		4312 Magden
		Switzerland

3	Jürgen Bauer	Geduldweg 11	250,000.00
		8810 Horgen
		Switzerland

4	Maria Nayvalt	Bergstrasse 44	500,000.00
		8700 Küsnacht
		Switzerland

5	Gian-Marco Rinaldi	Wehrlisteig 21	80,000.00
		8049 Zurich
		Switzerland

Annex  1

Defined Terms

“Aggregate Exercise Price” shall have the meaning ascribed to it in Section 10.3.

“Agreement” shall mean this short-term note, including its Annexes and related documents, as amended from time to time.

“Annex” shall mean an annex to this Agreement.

“Borrower” shall have the meaning ascribed to it on the cover page of this Agreement.

“Business Day” shall mean a day (other than a Saturday or Sunday) on which banks in Zurich, Switzerland, are open for general business.

“Change of Control” shall mean:

a)	the acquisition of more than 50% of the Borrower’s outstanding Shares by any person or entity in any transaction or series of related transactions (other than as a result of bona fide equity financing purposes, including, but not limited to, a Qualified Equity Financing Round); or

b)	a merger, spin-off or other type of restructuring in which the holders of the voting securities of the Borrower outstanding immediately prior to such transaction retain less than the majority of the total voting power represented by the voting securities of the Borrower or such surviving entity outstanding immediately after such transaction; or

c)	a sale, lease, transfer, exclusive license or other conveyance of all or substantially all of the assets of the Borrower in an arms’ length transaction (other than to a wholly-owned subsidiary of the Borrower or to a parent Borrower).

“Change of Control Conversion” shall mean a voluntary conversion by a Lender in connection with a Change of Control.

“Confidential Information” shall have the meaning ascribed to it in Section 11.2.

“CO” shall mean the Swiss Code of Obligations of 30 March 1911, as amended.

“Company Bank Account” shall have the meaning ascribed to it in Section 10.3.

“Conversion” shall mean an Equity Financing Conversion or a Change of Control Conversion.

“Conversion Price” shall mean:

a)	with respect to an Equity Financing Conversion, the price per Conversion Share equal to 80% of the subscription price paid (and not set off) by the investors in such Qualified Equity Financing Round;

b)	with respect to a Change of Control Conversion, a price per Conversion Share equal to 80% of the price per share agreed upon in the context of the Change of Control;

in each case less any applicable tax deductions and minimum at the nominal value.

If the issue or purchase price for the Conversion Shares in an Equity Financing Conversion or a Change of Control Conversion is set in a currency other than the currency of the Loan, the Loan shall be converted into the currency of the issue price for the Conversion Shares at the official applicable exchange rate published by the Swiss National Bank for the close of the business day of the day before the date of the subscription by the Lender.

“Conversion Shares” shall mean:

a)	in the case of an Equity Financing Conversion, shares of the most senior class of equity securities of Borrower issued in the relevant Qualified Equity Financing Round;

b)	in the case of a Change of Control, shares of the most senior class of equity securities of the Borrower at such time.

In case of fractions, the resulting number of shares shall be rounded down to the next full number and any remaining amount shall be deemed waived by the relevant Lender, unless a Lender agrees to have the number of shares being rounded up and to compensate the difference in cash.

“Equity Financing Conversion” shall mean a voluntary conversion of a Lender simultaneously with a Qualified Equity Financing Round.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

“Exercise Notice” shall have the meaning ascribed to it in Section 10.3.

“Exercise Period” shall have the meaning ascribed to it in Section 10.2.

“Exercise Price” shall mean the price equal to the Nasdaq Official Closing Price per share of the Borrower (NLSP) after the closing of the markets on the date first written above.

“Lender” and “Lenders” shall have the meaning ascribed to it on the cover page of this Agreement and Annex A.

“Loan” shall have the meaning ascribed to it in Section 2.

“Loan Balance” shall mean the Principal Amount together with the coupon and all other amounts accrued or outstanding under this Agreement, if any, at the relevant calculation date. For the purposes of a Conversion, a coupon, if any, shall accrue and be calculated up to the mutually agreed cut-off date; in the absence of such cut-off date, the coupon shall accrue and be calculated up to the date on which the relevant subscription form is signed by the Lender.

“Maturity Date” shall have the meaning ascribed to it in Section 7.

“Party/Parties” shall have the meaning ascribed to it/them on the cover page of this Agreement.

“Preamble” shall mean the preamble of this Agreement.

“Principal Amount” shall have the meaning ascribed to it in Section 2.

“Qualified Equity Financing Round” shall mean the next bona fide share capital increase during which new shares of the Borrower are issued against cash in an overall amount equal to or exceeding USD 6,000,000.00 (including agio) to existing or new investors, excluding any and all indebtedness that is converted (such as the Loans).

“Regulation S” means Regulation S promulgated under the Securities Act.

“SBA” shall mean the Swiss Banking Act of 8 November 1934, as amended.

“Securities Act” means the U.S. Securities Act of 1933, as amended.

“SEC Reports” shall mean all reports, schedules, forms, statements and other documents required to be filed by the Company under the Securities Act and the Exchange Act, including pursuant to Section 13(a) or 15(d) thereof, for the two years preceding the date hereof (or such shorter period as the Company was required by law or regulation to file such material).

“Section” shall mean a section of this Agreement.

“Share(s)” shall mean any share(s) of the Borrower as issued from to time to time, regardless of their class.

“Warrants” shall have the meaning ascribed to it in Section 10.1. For the avoidance of doubt, one Warrant shall provide the option to purchase one common share of the Company.

“Warrant Confirmation” shall have the meaning ascribed to it in Section 10.1.

“Warrant Shares” shall have the meaning ascribed to it in Section 10.2.

Annex 10.1a

Calculation Number of Warrants

Number of Warrants

(whereby fractional Warrants shall be rounded down to the next full Warrant)

=

(0.10 x Loan amount from a Lender as set forth in Annex A besides such Lender’s name) / Nasdaq Official Closing Price per share of the Borrower (NLSP) after the closing of the markets on the date first written above

Example Calculation:

Assumptions for calculation of Warrants:

Loan amount Lender X = USD 100’000.00

Nasdaq Official Closing price per share (NLSP) = USD 0.51

Calculation of Warrants based on the above assumptions:

Number of Warrants = (0.10 x USD 100,000.00) / USD 0.51

Number of Warrants (rounded down) = 19,607

Annex 10.1b

Form Warrant Confirmation

NLS Pharmaceutics AG
CHE-447.067.367
(the “Company”)

Place: ________ Date: ________

This confirmation is issued subject to the terms as set out in a Short-Term Note executed by the Company and certain Lenders on August 19, 2022, as amended from time to time (the “Agreement”). The Company granted on the execution date [number] options to the [Name Lender] to purchase a certain number of shares of the Company as set forth below.

THIS IS TO CONFIRM that [Name Lender] has the right to purchase [number] shares of the Company at a price per share equal to USD [share price NLSP] in accordance with and subject to Section 10 (incl. the Annexes referenced) of the Agreement.

Terms not otherwise defined herein shall have the same meaning as used in the Agreement.

This confirmation has been executed and delivered on the date written above. This confirmation and any rights hereunder may not be transferred or assigned to any third party.

This confirmation shall in all respects be governed by and construed in accordance with Swiss law under the exclusion of its private international law provisions and international treaties.

Any dispute, controversy or claim arising out of, or in relation to, this confirmation, including the validity, invalidity, breach, or termination thereof, shall be subject to the exclusive jurisdiction of the courts of the Canton of Zurich, the venue being 1, Switzerland.

NLS Pharmaceutics AG

Name:	Name:

Function:	Function:

Annex 10.3

Form of Exercise Notice

To:	NLS Pharmaceutics AG, The Circle 6, 8058 Zurich, Switzerland (the “Company”)

[date]

This notice is issued pursuant to the Short-Term Note entered into between the undersigned and the Company on August 19, 2022 (the “Agreement”). Terms not otherwise defined herein shall have the same meaning as in the Agreement.

By this notice we wish to exercise the option to purchase [number] shares at the price per share set forth in the Agreement and the Warrant Confirmation.

We undertake to pay the Aggregate Exercise Price for the respective Warrant Shares by payment to the Company Bank Account. Please inform us of the details of the Company Bank Account at your earliest convenience.

Please issue and address us the Warrant Shares set out in this Exercise Notice as soon as you received the Aggregate Exercise Price, subject to and abiding by the necessary steps provided by Swiss corporate law.

We agree to accept the Warrant Shares in accordance with the rights attaching to them as set out in Agreement and the Articles.

[Lender]

Name:	Name:

Function:	Function:

Annex 11.10.4

U.S. ACCREDITED INVESTOR QUESTIONNAIRE

NLS Pharmaceutics AG

The Circle 6

8058 Zürich

Switzerland

The information contained herein is being furnished to the NLS Pharmaceutics Ltd. (or the “Company”) in order for the Company to determine whether the undersigned’s purchase of the Company’s common shares and warrants (the “Securities”) may be accepted pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”) and/or Regulation D promulgated thereunder (“Regulation D”). The undersigned understands that (i) the Company will rely upon the following information for purposes of complying with Federal and applicable state securities laws, (ii) the Securities will not be registered under the Securities Act in reliance upon the exemption from registration provided by Section 4(a)(2) of the Securities Act and/or Regulation D, and (iii) this questionnaire is not an offer to sell nor the solicitation of an offer to buy any securities, or any other securities, to the undersigned.

Qualification as an Accredited Investor. Please check the categories applicable to you indicating the basis upon which you qualify as an Accredited Investor for purposes of the Securities Act and Regulation D thereunder.

☐	Individual with Net Worth In Excess of $1.0 Million. A natural person (not an entity) whose net worth, or joint net worth with his or her spouse, at the time of purchase exceeds $1,000,000. (Explanation: In calculating your net worth, you must exclude the value of your primary residence. This means you must exclude both the equity in your primary residence and any mortgage or other debt secured by your primary residence up to the fair market value of your primary residence; provided, however, that any indebtedness secured by your primary residence that (i) you have incurred in the 60 day period prior to the date of your subscription to the Company or (ii) is in excess of the fair market value of your primary residence should be considered a liability and deducted from your aggregate net worth. In calculating your net worth, you may include your equity in personal property and real estate (excluding your primary residence), cash, short-term investments, stock and securities. Your inclusion of equity in personal property and real estate (excluding your primary residence) should be based on the fair market value of such property less debt secured by such property.)

☐	Individual with a $200,000 Individual Annual Income. A natural person (not an entity) who had an individual income of more than $200,000 in each of the preceding two calendar years, and has a reasonable expectation of reaching the same income level in the current year.

☐	Individual with a $300,000 Joint Annual Income. A natural person (not an entity) who had joint income with his or her spouse in excess of $300,000 in each of the preceding two calendar years, and has a reasonable expectation of reaching the same income level in the current year.

☐	Corporations or Partnerships. A corporation, partnership, or similar entity that has in excess of $5 million of assets and was not formed for the specific purpose of acquiring Securities in the Company.

☐	Revocable Trust. A trust that is revocable by its grantors and each of whose grantors is an accredited investor. (If this category is checked, please also check the additional category or categories under which the grantor qualifies as an accredited investor.)

☐	Irrevocable Trust. A trust (other than an ERISA plan) that (i) is not revocable by its grantors, (ii) has in excess of $5 million of assets, (iii) was not formed for the specific purpose of acquiring Securities, and (iv) is directed by a person who has such knowledge and experience in financial and business matters that such person is capable of evaluating the merits and risks of an investment in the Company.

☐	Government Benefit Plan. A plan established and maintained by a state, municipality, or any agency of a state or municipality, for the benefit of its employees, with total assets in excess of $5 million.

☐	Non-Profit Entity. An organization described in Section 501(c)(3) of the Internal Revenue Code, as amended, with total assets in excess of $5 million (including endowment, annuity and life income funds), as shown by the organization’s most recent audited financial statements.

☐	Other Institutional Investor (check one).

☐	A bank, as defined in Section 3(a)(2) of the Securities Act (whether acting for its own account or in a fiduciary capacity);

☐	A savings and loan association or similar institution, as defined in Section 3(a)(5)(A) of the Securities Act (whether acting for its own account or in a fiduciary capacity);

☐	A broker-dealer registered under the Securities Exchange Act of 1934, as amended;

☐	An insurance company, as defined in section 2(a)(13) of the Securities Act;

☐	An investment company registered under the Investment Company Act of 1940, as amended;

☐	A “business development company,” as defined in Section 2(a)(48) of the Investment Company Act;

☐	A small business investment company licensed under Section 301(c) or (d) of the Small Business Investment Act of 1958, as amended; or

☐	A “private business development company” as defined in Section 202(a)(22) of the Investment Advisers Act of 1940, as amended.

☐	Executive Officer or Director. A natural person who is an executive officer, director or managing member of the Company.

☐

Entity Owned Entirely By Accredited Investors. A corporation, partnership, private investment company or similar entity each of whose equity owners is an accredited investor.

(If this category is checked, please also check the additional category or categories under which each equity owner qualifies as an accredited investor.)

☐	I do not qualify for any of the above.

2.	Representations and Warranties By Limited Liability Companies, Corporations, Partnerships, Trusts and Estates

If the investor is a corporation, partnership, limited liability company or trust, the investor and each person signing on behalf of investor certifies that the following responses are accurate and complete:

Was the undersigned organized or reorganized for the purpose of acquiring interests in the Company?

Yes ☐	No ☐

Is the signatory duly authorized to execute the Subscription Documents?

Yes ☐	No ☐

To the best of my information and belief, the above information supplied by me is true and correct in all respects.

[Signature page follows]

Date: ______________, 2022

SIGNATURE FOR INDIVIDUAL:	SIGNATURE FOR PARTNERSHIP, CORPORATION, TRUST OR OTHER ENTITY:

(Signature)	(Print Name)

(Print Name)	(Signature of Authorized Signatory)

(Signature of any joint tenant or co-holder of any security issued by the Company)	(Name of Authorized Signatory)

(Print Name)	(Title)

Annex 11.10.5

REGULATION S INVESTOR QUESTIONNAIRE

NLS Pharmaceutics AG

The Circle 6

8058 Zürich

Switzerland

The information contained herein is being furnished to the NLS Pharmaceutics Ltd. (or the “Company”) in order for the Company to determine whether the undersigned’s purchase of the Company’s common shares and warrants (the “Securities”) may be accepted pursuant to Rule 903 of Regulation S promulgated under the Securities Act of 1933, as amended (the “Securities Act”). The undersigned understands that (i) the Company will rely upon the following information for purposes of complying with Federal and applicable state securities laws, (ii) the Securities will not be registered under the Securities Act in reliance upon the exemption from registration provided by Regulation S, and (iii) this questionnaire is not an offer to sell nor the solicitation of an offer to buy any securities, or any other securities, to the undersigned.

The undersigned, indicating that it is not a U.S. person, further represents and warrants to the Company as follows:

1.	At the time of (a) the offer by the Company and (b) the acceptance of the offer by such person or entity, of the Securities, such person or entity was outside the United States.

2.	Such person or entity is acquiring the Securities for such Purchaser’s own account, for investment and not for distribution or resale to others and is not purchasing the Securities for the account or benefit of any U.S. person, or with a view towards distribution to any U.S. person, in violation of the registration requirements of the Securities Act.

3.	Such person or entity will make all subsequent offers and sales of the Securities either (x) outside of the United States in compliance with Regulation S; (y) pursuant to a registration under the Securities Act; or (z) pursuant to an available exemption from registration under the Securities Act. Specifically, such person or entity will not resell the Securities to any U.S. person or within the United States prior to the expiration of a period commencing on the execution of this Agreement and ending on the date that is one year thereafter (the “Distribution Compliance Period”), except pursuant to registration under the Securities Act or an exemption from registration under the Securities Act.

4.	Such person or entity has no present plan or intention to sell the Securities in the United States or to a U.S. person at any predetermined time, has made no predetermined arrangements to sell the Securities and is not acting as a distributor of such securities.

5.	Neither such person or entity, its affiliates nor any person acting on behalf of such person or entity, has entered into, has the intention of entering into, or will enter into any put option, short position or other similar instrument or position in the U.S. with respect to the Securities at any time after the execution of this Agreement through the Distribution Compliance Period except in compliance with the Securities Act.

6.	Such person or entity consents to the placement of a legend on any certificate or other document evidencing the Securities substantially in the form set forth in Section 4.1.

7.	Such person or entity is not acquiring the Securities in a transaction (or an element of a series of transactions) that is part of any plan or scheme to evade the registration provisions of the Securities Act.

8.	Such person or entity has sufficient knowledge and experience in finance, securities, investments and other business matters to be able to protect such person’s or entity’s interests in connection with the transactions contemplated by this Agreement.

9.	Such person or entity has consulted, to the extent that it has deemed necessary, with its tax, legal, accounting and financial advisors concerning its investment in the Securities.

10.	Such person or entity understands the various risks of an investment in the Securities and can afford to bear such risks for an indefinite period of time, including, without limitation, the risk of losing its entire investment in the Securities.

11.	Such person or entity has had access to the Company’s publicly filed reports with the Commission and has been furnished during the course of the transactions contemplated by this Agreement with all other public information regarding the Company that such person or entity has requested and all such public information is sufficient for such person or entity to evaluate the risks of investing in the Securities.

12.	Such person or entity has been afforded the opportunity to ask questions of and receive answers concerning the Company and the terms and conditions of the issuance of the Securities.

13.	Such person or entity is not relying on any representations and warranties concerning the Company made by the Company or any officer, employee or agent of the Company, other than those contained in this Agreement.

14.	Such person or entity will not sell or otherwise transfer the Securities unless either (A) the transfer of such securities is registered under the Securities Act or (B) an exemption from registration of such securities is available.

15.	Such person or entity represents that the address furnished on its signature page to this Agreement is the principal residence if he is an individual or its principal business address if it is a corporation or other entity.

16.	Such person or entity understands and acknowledges that the Securities have not been recommended by any federal or state securities commission or regulatory authority, that the foregoing authorities have not confirmed the accuracy or determined the adequacy of any information concerning the Company that has been supplied to such person or entity and that any representation to the contrary is a criminal offense.

17.	To the best of my information and belief, the above information supplied by me is true and correct in all respects.

[Signature page follows]

Date: ______________, 2022

SIGNATURE FOR INDIVIDUAL:	SIGNATURE FOR PARTNERSHIP, CORPORATION, TRUST OR OTHER ENTITY:

(Signature)	(Print Name)

(Print Name)	(Signature of Authorized Signatory)

(Signature of any joint tenant or co-holder of any security issued by the Company)	(Name of Authorized Signatory)

(Print Name)	(Title)

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